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                                                                FILE NO. 70-9447


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

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                      AMENDMENT NO. 2 (U-1/A) TO FORM U-1
                          APPLICATION OR DECLARATION
                                   UNDER THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                           Consolidated Edison, Inc.
                                4 Irving Place
                           New York, New York  10003

                    (Name of company filing this statement
                  and address of principal executive offices)

                                     None

                (Name of top registered holding company parent
                        of each applicant or declarant)

Peter A. Irwin                     John L. Carley
Consolidated Edison, Inc.          Orange and Rockland Utilities, Inc.
4 Irving Place                     One Blue Hill Plaza
New York, New York  10003          Pearl River, New York  10965
(212) 460-4600                     (914) 352-6000

                   (Name and address of agents for service)

The Commission is requested to mail copies of all notices, orders and communications in connection with this Application to:

                                J.A. Bouknight
                               Douglas G. Green
                                James B. Vasile
                             Steptoe & Johnson LLP
                          1330 Connecticut Avenue, NW
                         Washington, D.C.  20036-1795
                                (202) 429-3000
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION


                                 INTRODUCTION

     On February 3, 1999, Consolidated Edison, Inc. ("CEI"), the holding company for Consolidated Edison Company of New York, Inc. ("Con Edison"), filed an Application pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act (the "Act"), requesting the Securities and Exchange Commission ("SEC" or "Commission") to authorize the acquisition of all of the issued and outstanding securities of Orange and Rockland Utilities, Inc. ("Orange and Rockland") pursuant to the terms of the Agreement and Plan of Merger among Orange and Rockland, CEI and C Acquisition Corp., dated as of May 10, 1998 (the "Merger").

     On March 26, 1999, the Commission issued a public notice of the Application. The notice established April 20, 1999, as the due date for the submission of written comments on the Application.

     On April 12, 1999, CEI filed Amendment No. 1 to the Application to provide certain operating data in response to a request from the SEC Staff, and to report that the Merger has been approved by the State of New York Public Service Commission, by the New Jersey Board of Public Utilities, and by the Pennsylvania Public Utility Commission. CEI also requested the Commission to issue an order approving the Merger no later than April 30, 1999, to permit CEI to consummate the Merger on the targeted closing date of May 3, 1999.

     The purpose of this Amendment is to provide the preliminary opinions of counsel in accordance with the instructions to Form U-1, and to provide a copy of the Confirming Order of the State of New York Public Service Commission, issued and effective April 14, 1999, in Case

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98-M-0961. The Confirming Order approves and confirms the Order authorizing the
Merger, which was issued April 2, 1999, by the Chairman of the New York Public Service Commission.

     ITEM 6:  EXHIBITS AND FINANCIAL STATEMENTS

     The following exhibits are filed with this Amendment:

     D-5 (amended):  Orders of the FERC and State Commissions

                     1. Confirming Order of the New York Public Service Commission, Case 98-M-0961, Issued April 14, 1999.

     F-1 (amended):  Preliminary Opinions of Counsel

                     1. Opinion of John D. McMahon, Senior Vice President and General Counsel, Consolidated Edison, Inc.;

                     2. Opinion of G.D. Caliendo, Senior Vice President, General Counsel and Secretary, Orange and Rockland Utilities, Inc.;

                     3.  Opinion of Morgan, Lewis & Bockius LLP;

                     4.  Opinion of Riker, Danzig, Scherer, Hyland & Perretti
                         LLP;

                     5.  Opinion of Skadden, Arps, Slate, Meager & Flom LLP.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act, the undersigned Company has duly caused this Amendment to the Application to be signed on its behalf by the undersigned thereunto duly authorized.

                           CONSOLIDATED EDISON, INC.

Date:  April 20, 1999      By:  /s/ Peter A. Irwin
                                ------------------
                                    Peter A. Irwin



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